FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of April 2006.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Revises Upward Year-end Dividend Forecast

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on April 25, 2006, in Kyoto, Japan

Nidec Revises Upward Year-end Dividend Forecast

      Nidec Corporation (the “Company”) resolved at a meeting of its Board of Directors today to revise upward its year-end dividend forecast for the year ended March 31, 2006.

Reasons for revision

    Nidec Corporation stands by a stable dividend policy and seeks to increase dividends in the way that reasonably reflects the Company’s earnings conditions. In principle, approximately 10% of the Company’s consolidated net income is being appropriated for dividends.

    The Company announced in its interim financial report released on October 28, 2005 that it would raise its forecast for interim and year-end per share dividends for the year ended March 31, 2006 to ¥25, and ¥15Note, respectively, reflecting the favorable interim results and prospect of a year-on-year improvement in the annual results. The payment of the interim dividend of ¥25 per share was implemented on schedule.

    The Company decided today to further increase the year-end dividend per share by ¥5 to ¥20, given its consolidated results for the year ended March 31, 2006. As a result, the Company’s annual dividend per share for the year ended March 31, 2006 totals ¥45.

Note: The dividend amount reflects the two-for-one stock split implemented in the second half of the year ended March 31, 2006. On a pre-split basis, the dividend amount translates into ¥30 per share.

Details of revision

			Yen per share
	Dividend per share for the year ended March 31, 2006		Dividend per share for the year ended March 31, 2005
	Previous forecast -as of Oct. 28, 2005-	Revised forecast
Interim	¥25.00	¥ 25.00	¥20.00
Year-end	¥15.00 (¥30.00)*	¥20.00 (¥40.00)*	¥25.00
Annual	¥40.00 (¥55.00)*	¥45.00 (¥65.00)*	¥45.00

*The parenthetic amounts indicate dividends per share on a pre-split basis.

- ### -

4